HAUGEN, SPRINGER & CO., P.C.
Certified Public Accountants
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9250 East Costilla Avenue Suite 150 Englewood, CO 80112
(303)799-6969  FAX (303)799-6974                 Robert S. Haugen, C.P.A.
www.hsco.com   taxman@hsco.com              Charles  K.  Springer, C.P.A.



                               July 5, 2000



The Audit Committee of the Board of Directors
Vari-L Company, Inc.
c/o S. Lee Terry, Jr., Esq.
Gorsuch Kirgis LLP
Tower 1, Suite 1000
1515 Arapahoe Street
Denver, CO 80202

     By letter dated May 12, 2000, we advised you that new information had recently come to our attention which affected our reports on the financial statements of Vari-L Company, Inc. (the "Company") for the years ended December 31, 1997 and 1998. Applicable auditing standards required us to advise the Company to disclose the newly discovered facts and their impact on the financial statements to persons who are known to be currently relying or who are likely to rely on the financial statements and our related reports. At that time, we further informed you that we were evaluating other issues that may affect our reports on the Company's financial statements for 1997, 1998 or other years.

     Since that time, we have inquired into various issues. These issues include the recognition of certain of the Company's revenues, the capitalization of certain of the Company's expenses, and the depreciation and amortization policies for certain of the Company's assets for the years ending 1997, 1998 and 1999. Each of these issues may affect previously reported assets and net income. Additionally, the Company's former controller has refused to meet with us and statements attributed to other management personnel that have been brought to our attention raise additional questions, including whether we can rely upon management's representations.

     On June 16, 2000, prior to the completion of our inquiry, we were advised by the Company that the investigation into these, and other related issues, would be completed by another firm engaged by the Audit Committee. Because the effects of these issues on the Vari-L financial statements were not fully determined in the course of our inquiry and will not likely be determined without the prolonged investigation by the firm that succeeded us, the issuance of any revised financial statements and auditors' report will necessarily be delayed.

     In this circumstance, we are required to inform you that appropriate disclosure consists of the notification by Vari-L that the financial statements for the years ended December 31, 1997, 1998 and 1999 and our related reports ARE NOT to be relied upon. This notification should be made to persons known to be relying on the Company's financial statements or who are likely to rely on the financial statements and related auditors' reports.

     For the foregoing reasons, Haugen, Springer & Co., P.C. hereby formally resigns as auditor for the Company.

     Section 10(A) of the Securities Exchange Act of 1934 (the "Exchange Act") imposes obligations on independent public accountants to respond to audit discoveries of "an illegal act". The Exchange Act broadly defines an "illegal act" as "an act or omission that violates any law, or any rule or regulation having the force of law". Section 10(A)(f). For the reasons discussed above, we have become aware of information indicating that an illegal act(s) has or may have occurred. Section 10(A) obligates us to inform you, as we have done in this letter, and our letter dated May 12, 2000, of illegal acts that may have occurred.

     In accordance with the AICPA's SEC Practice Section Executive Committee requirement, we are sending a copy of this letter to the Chief Accountant of the SEC.

                                 Very truly yours,


                                 /s/Haugen, Springer & Co., P.C.
                                 HAUGEN, SPRINGER & CO., P.C.